UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

97 Poseidonos Avenue & 2, Foivis Street, Glyfada, 16674, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Dynagas LNG Partners LP (the “Company”) dated September 9, 2014: Dynagas LNG Partners LP Announces Pricing of $250.0 Million of Senior Unsecured Notes due 2019

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2014

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Dynagas LNG Partners LP Announces Pricing of $250.0 Million of Senior Unsecured Notes due 2019

ATHENS, Greece – September 8, 2014 – Dynagas LNG Partners LP (“Dynagas Partners” or the “Partnership”) (NASDAQ: DLNG) announced today that it has priced its previously announced $250.0 million public offering of senior unsecured notes due 2019 (the “Notes”).   Dynagas Finance Inc., (together with the Partnership, the “Issuers”) a wholly-owned subsidiary of the Partnership, is acting as co-issuer of the Notes. The Notes will mature on October 30, 2019. The Notes will bear interest at a rate of 6.25% per year, payable quarterly on each January 30, April 30, July 30 and October 30, commencing on October 30, 2014.  The Issuers have granted the underwriters of the offering a 30-day option to purchase up to an additional $15.0 million of the Notes on the same terms and conditions. The offering is expected to close on September 15, 2014.

The Partnership intends to use the net proceeds from the offering to finance the majority of the purchase price of one of three recently built vessels that the Partnership has the option to acquire from Dynagas Holding Ltd., the Partnership’s sponsor, together with its respective charter contract. The Partnership expects to fund the balance of the purchase price of the vessel with cash on hand.

The Notes will be issued in minimum denominations of $1,000.00 and integral multiples of $1,000.00 in excess thereof.

Sterne, Agee & Leach, Inc. and DNB Markets, Inc. are acting as joint book-running managers and structuring agents for the offering.

The offering may be made only by means of a prospectus. When available, copies of the prospectus related to the offering may be obtained from Sterne, Agee & Leach, Inc., Prospectus Department, 277 Park Avenue, 26th Floor, New York, New York 10172, Attn: Syndicate, email: syndicate@sterneagee.com, telephone: (205) 439-6483  or DNB Markets, Inc., Prospectus Department, 200 Park Avenue, 31st Floor, New York, New York, 10166, telephone: (212) 551-9814.

A registration statement relating to the Notes has been filed with the SEC and is effective. The registration statement is available on the Security and Exchange Commission’s website at www.sec.gov. This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contact Information:

Dynagas LNG Partners LP

97 Poseidonos Avenue & 2 Foivis Street

Glyfada, 16674

Greece

Attention: Michael Gregos
Telephone: (011) 30 210 8917260
Email: management@dynagaspartners.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: dynagas@capitallink.com